UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 4, 2021

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Third Quarter 2021 Trading Report”, dated November 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 4, 2021	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew Third Quarter 2021 Trading Report

4 November 2021

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces its trading results for the third quarter ended 2 October 20211.

Q3 Highlights2

●	Q3 revenue of $1,266 million, up 5.5% on a reported basis and 2.3% underlying
●	Orthopaedics revenue of $508 million down -0.7% reported and -5.9% underlying, reflecting impact of Delta variant in US and supply constraints
●	Sports Medicine & ENT revenue of $379 million up 8.3% reported and 6.5% underlying, driven by continued strong joint repair performance and gradual recovery of ENT
●	Advanced Wound Management revenue of $379 million up 12.1% reported and 10.9% underlying, with all sub-franchises growing
●	Two out of three franchises, representing 60% of Group revenue, again delivered underlying revenue growth on pre-COVID 2019

Strategic and Operational Update

●	Strengthening commercial model with Orthopaedics and Sports Medicine franchises brought under one leadership team to:
o	Better address higher growth opportunities, including Ambulatory Surgery Centers
o	Drive consistent excellence in commercial execution
o	Build on Sports Medicine leadership and strong and innovative Orthopaedics portfolio
●	Range of actions underway to address supply chain challenges
●	Continued delivery of innovation pipeline; new cementless knee launched

Guidance

●	On-track to deliver at the low end of full year guidance, reflecting impact of Delta variant and supply constraints

Roland Diggelmann, Chief Executive Officer, said:

“I’m pleased to see Advanced Wound Management and Sports Medicine & ENT deliver a second consecutive quarter of growth above 2019 levels, driven by strong commercial execution, investment in innovation and high-quality acquisitions. The performance of these franchises helped offset the near-term challenges in Orthopaedics. As committed, we are addressing the gap in our Orthopaedics portfolio, with the first surgeries taking place with our new cementless knee. In parallel we are making progress on supply chain.

“We see higher growth and more consistent execution opportunities from bringing our Sports Medicine and Orthopaedics franchises under one leadership team, which we’ve announced today. This will build on our unique strengths to support customers looking for a combined portfolio approach, while continuing to serve those focused on just one surgical discipline. We believe this change is another important step as we continue to recapture our pre-COVID momentum.”

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call

A conference call to discuss Smith+Nephew’s third quarter results will be held today at 8.30am GMT / 4.30am EDT, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/financialresults/.

Forward calendar

The full year results will be released on 22 February 2022.

Notes

1.	All numbers given are for the quarter or nine months ended 2 October 2021 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2020 period or equivalent 2019 period where specified.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Third quarter 2021 trading update

Our third quarter revenue was $1,266 million (2020: $1,200 million), up 2.3% on an underlying basis. The reported revenue increase of 5.5% included benefits of 190bps from acquisitions and 130bps from foreign exchange.

Q3 2021 comprised 63 trading days, in line with the comparable Q3 periods in 2020 and 2019.

Consolidated revenue analysis for the third quarter

Q3 2021 to Q3 2020

	2 October	26 September	Reported	Underlying	Acquisitions	Currency
	2021	2020	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	508	512	-0.7	-5.9	4.1	1.1
Knee Implants	207	219	-5.6	-6.5	-	0.9
Hip Implants	145	156	-6.7	-7.9	-	1.2
Other Reconstruction(ii)	20	19	6.1	5.8	-	0.3
Trauma & Extremities	136	118	15.2	-4.2	18.1	1.3

Sports Medicine & ENT	379	350	8.3	6.5	-	1.8
Sports Medicine Joint Repair	207	186	11.3	9.5	-	1.8
Arthroscopic Enabling Technologies	139	136	2.1	0.5	-	1.6
ENT (Ear, Nose and Throat)	33	28	18.6	16.1	-	2.5

Advanced Wound Management	379	338	12.1	10.9	-	1.2
Advanced Wound Care	189	163	16.1	14.0	-	2.1
Advanced Wound Bioactives	121	117	3.4	3.3	-	0.1
Advanced Wound Devices	69	58	18.5	16.8	-	1.7

Total	1,266	1,200	5.5	2.3	1.9	1.3

Consolidated revenue by geography
US	633	630	0.5	-2.5	3.0	-
Other Established Markets(iii)	398	372	7.2	4.5	0.9	1.8
Total Established Markets	1,031	1,002	3.0	0.1	2.3	0.6
Emerging Markets	235	198	18.4	13.1	0.1	5.2
Total	1,266	1,200	5.5	2.3	1.9	1.3

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Reconstruction includes robotics capital sales, the orthopaedic joint reconstruction business acquired from Brainlab and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Q3 2021 to Q3 2019

	2 October	28 September	Reported	Underlying	Acquisitions	Currency
	2021	2019	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	508	524	-3.1	-7.7	3.4	1.2
Sports Medicine & ENT	379	365	3.9	2.0	-	1.9
Advanced Wound Management	379	357	6.3	4.0	-	2.3

Total	1,266	1,246	1.6	-1.6	1.6	1.6

Consolidated revenue by geography
US	633	624	1.5	-1.1	2.6	-
Other Established Markets(ii)	398	382	4.3	-1.8	0.8	5.3
Total Established Markets	1,031	1,006	2.5	-1.4	1.9	2.0
Emerging Markets	235	240	-2.1	-2.2	-	0.1
Total	1,266	1,246	1.6	-1.6	1.6	1.6

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Overview of the third quarter

Third quarter performance included strong growth from Sports Medicine & ENT and Advanced Wound Management, with both delivering positive underlying revenue growth over 2020 and pre-COVID 2019 levels for the second quarter in succession. Performance in Orthopaedics was held back by the consequences of the Delta variant on elective surgeries, notably in the US, as well as the previously noted near-term supply constraints in some product lines restricting our ability to benefit from the rebound in elective surgeries, particularly outside the US.

We are seeing gradual improvement in our distribution network and are making progress in transferring to a specialist logistics partner in the US and Europe, although, like many other companies, we continue to see on-going global supply chain availability issues and increasing inflation. We have strengthened the operations and manufacturing leadership team and are addressing staff shortages. Our new manufacturing facility in Malaysia is on track to open in late 2022, which will add resilience to our network.

Our Established Markets delivered 0.1% revenue growth (3.0% reported). Within this a
-2.5% decline in revenue (+0.5% reported) in the US was offset by growth across Other Established Markets, where revenue was up 4.5% underlying (7.2% reported), led by good growth in Japan and Canada.

Emerging Markets delivered 13.1% revenue growth (18.4% reported). During the period China announced the outcome of its Volume-Based Procurement tendering programme for hip and knee implants, where it is moving to large national tenders with materially lower prices. Smith+Nephew was successful in multiple categories of hip and knee implants with our global and local brands where we tendered. The uncertainty ahead of implementation continued to hold back distributor ordering patterns in the quarter.

Many of our other Emerging Markets delivered strong growth as COVID restrictions eased and elective surgery levels improved, including India, South Africa and Latin America.

Orthopaedics

Revenue declined -5.9% (-0.7% reported) in our Orthopaedics franchise in the third quarter.

Within this Knee Implants declined -6.5% (-5.6% reported) and Hip Implants declined
-7.9% (-6.7% reported), reflecting the consequences of the Delta variant, supply constraints and distributor ordering patterns in China, as discussed above. Other Reconstruction revenue was up 5.8% (6.1% reported), with good sales momentum in our robotics platform the CORI◊ Surgical System outside of the US. Trauma & Extremities declined -4.2% (+15.2% reported including +18.1% benefit from the Extremity Orthopaedics acquisition). Within this our US shoulder and ankle replacement business was impacted by the deferral of elective surgeries.

We continue to make good progress on delivering our pipeline of new innovation. After the quarter end we announced the introduction in the US of the LEGION CONCELOC◊ Cementless Total Knee System (CONCELOC Advanced Porous Titanium is a patented, proprietary, 3D printed porous structure technology first used in the leading REDAPT◊ Revision Hip System). The combination of CONCELOC Technology and LEGION’s clinical success treating over two million patients creates a unique modern cementless knee implant to serve a resurgent segment driven by the potential for better long-term fixation through biologic integration and shorter operating times. This is the first release in a multi-year rollout of our family of cementless knee implant products.

Launches in Orthopaedics during the quarter included SYNC◊ Performance Instruments, which reduce the number of instruments needed for hip and knee arthroplasty, and an extension to the JOURNEY II◊ knee family with the JOURNEY II Medial Dished insert. We also announced new evidence supporting the leading performance of our proprietary OXINIUM◊ Technology bearing surface.

In Trauma & Extremities we began the launch of the SMART TSF◊ Circular Fixator which introduces enhanced digital connectivity to our leading external fixation TAYLOR SPATIAL FRAME◊, used for limb correction, lengthening and/or straightening. We also announced the CADENCE◊ Total Ankle Flat Cut Talar Dome System and ATLASplan◊ Shoulder 3D Planning and patient-specific instrument (PSI) System.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise delivered revenue growth of 6.5% (8.3% reported) in the quarter.

Within this, Sports Medicine Joint Repair delivered 9.5% (11.3% reported) revenue growth, with highlights including the performance of the recently launched HEALICOIL KNOTLESS◊ Suture Anchor and good growth in APAC as surgery levels improved. Arthroscopic Enabling Technologies revenue was up 0.5% (2.1% reported). Revenue from ENT was up 16.1% (18.6% reported), with growth mainly driven by our tonsil and adenoid business in APAC. Procedure volumes in the US and Europe are still recovering from the impact of COVID.

During the quarter we announced the launch of WEREWOLF FASTSEAL◊ 6.0 Hemostasis Wand, bringing our leading radio-frequency technology widely used in sports medicine to orthopaedic reconstruction surgeons who can now benefit from using low temperature thermal energy for hemostatic sealing.

We also launched the FAST-FIX FLEX◊ Meniscal Repair System, building on our leading position in this segment. FAST-FIX FLEX is the only device to offer a surgeon-guided, bendable needle and shaft providing access to all zones of the meniscus. Improving access leads to a greater opportunity to repair the meniscus rather than remove it. Additionally we announced study results demonstrating the effectiveness of our REGENETEN◊ Bioinductive Implant for partial-thickness rotator cuff tears.

Advanced Wound Management

Our Advanced Wound Management franchise delivered revenue growth of 10.9% (12.1% reported), continuing its recent strong market-beating performance reflecting the broad-based improvements in commercial execution.

Advanced Wound Care revenue was up 14.0% (16.1% reported) as the acceleration in Europe continued, and the US reached double-digit growth over 2019 with successful contract renewals in large US Healthcare Systems. Advanced Wound Bioactives revenue was up 3.3% (3.4% reported), with good growth from our enzymatic debrider SANTYL◊ offset by slower surgical procedures in the US affecting skin substitute volumes. Advanced Wound Devices revenue was up 16.8% (18.5% reported) driven by a market expansion strategy for our PICO◊ Single Use Negative Pressure Wound Therapy System and continued share gains with our traditional negative pressure system RENASYS◊ in the US, where we also saw double-digit growth over 2019.

Strengthening our commercial model

Changing customer and market dynamics have created new high-growth opportunities. To take advantage of these we are bringing our surgical franchises under one leadership team. This will enable us to leverage our strength in Sports Medicine and our broad and innovative Orthopaedics portfolio to drive better performance.

Opportunities for increased revenue growth include Ambulatory Surgery Centers (ASCs) in the US, where we have a strong position through our Sports Medicine franchise. By strengthening our offer we will capitalise better on the growth associated with an accelerating shift towards orthopaedic care in an outpatient setting.

Further examples where we expect greater growth from close alignment between our surgical franchises include Extremities, where foot and ankle surgeons often specialise in both bone and arthroscopic repair, and in capital equipment, with a more integrated approach to selling our enabling technology, including the CORI Surgical System in robotics alongside our recently updated Sports Medicine tower.

Having both franchises under the same leadership team will enable greater coordination and more unified incentivisation in realising growth from such cross-franchise opportunities, while also continuing to serve customers focused on just one surgical discipline. Furthermore, we will use this strategic platform to leverage our proven innovation capabilities across the franchises, for instance with an integrated approach to enabling technologies, including digital and biologics.

Importantly, the leadership team’s mandate includes driving excellence in execution and identifying efficiencies across the franchises. With this new approach we will build on our consistently strong performance in Sports Medicine and return our Orthopaedics franchise to a growth trajectory reflecting its strong portfolio.

Outlook

The Group’s underlying revenue growth in the first nine months of 2021 was 14.3%
(19.5% reported). This performance reflects both the impact of COVID in the previous year as well as the positive effect of our actions and investments to recapture the momentum established in the business prior to COVID.

Third quarter performance included the impacts of the Delta variant, which we expect to be less in the final quarter, and continued supply constraints.

As a result of these factors we are on-track to deliver at the low end of our full year guidance ranges. For 2021, the underlying revenue growth guided range was 10.0% to 13.0%, and trading profit margin guided range was 18.0% to 19.0%. In terms of reported revenue growth, we expect a foreign exchange benefit of 230bps based on exchange rates prevailing on 29 October 2021 and completed acquisitions to add around 190bps.

Consolidated revenue analysis for nine months to 2 October 2021

Nine months 2021 vs nine months 2020

	2 October	26 September	Reported	Underlying	Acquisitions	Currency
	2021	2020	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,605	1,372	16.9	9.9	4.2	2.8
Knee Implants	644	585	10.1	7.5	-	2.6
Hip Implants	461	405	13.8	10.5	-	3.3
Other Reconstruction(ii)	67	52	27.8	24.7	-	3.1
Trauma & Extremities	433	330	31.3	10.9	17.6	2.8

Sports Medicine & ENT	1,143	925	23.6	19.9	-	3.7
Sports Medicine Joint Repair	616	487	26.5	22.9	-	3.6
Arthroscopic Enabling Technologies	432	359	20.5	16.7	-	3.8
ENT (Ear, Nose and Throat)	95	79	19.8	16.4	-	3.4

Advanced Wound Management	1,117	937	19.2	15.5	-	3.7
Advanced Wound Care	550	465	18.3	12.8	-	5.5
Advanced Wound Bioactives	368	309	19.3	18.9	-	0.4
Advanced Wound Devices	199	163	21.7	16.9	-	4.8

Total	3,865	3,234	19.5	14.3	1.9	3.3

Consolidated revenue by geography
US	1,950	1,650	18.2	15.1	3.1	-
Other Established Markets(iii)	1,229	1,025	19.9	11.7	1.1	7.1
Total Established Markets	3,179	2,675	18.8	13.8	2.2	2.8
Emerging Markets	686	559	22.7	17.0	-	5.7
Total	3,865	3,234	19.5	14.3	1.9	3.3

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Reconstruction includes robotics capital sales, the orthopaedic joint reconstruction business acquired from Brainlab and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Nine months 2021 vs nine months 2019

	2 October	28 September	Reported	Underlying	Acquisitions	Currency
	2021	2019	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,605	1,622	-1.1	-7.0	4.5	1.4
Sports Medicine & ENT	1,143	1,112	2.8	1.0	-	1.8
Advanced Wound Management	1,117	997	12.1	4.7	4.7	2.7

Total	3,865	3,731	3.6	-1.5	3.3	1.8

Consolidated revenue by geography
US	1,950	1,827	6.8	1.0	5.8	-
Other Established Markets(ii)	1,229	1,199	2.5	-4.5	1.3	5.7
Total Established Markets	3,179	3,026	5.1	-1.2	3.8	2.5
Emerging Markets	686	705	-2.7	-2.8	0.8	-0.7
Total	3,865	3,731	3.6	-1.5	3.3	1.8
(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 18,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.6 billion in 2020. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations

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